SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 17 June 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



PRESS RELEASE

June 17, 2005

This press release was issued late yesterday in Trinidad and Tobago.

BPTT AGREES SALE OF TRINIDAD OILFIELDS

BP Trinidad and Tobago LLC (bpTT) announced today that it has reached agreement for the sale of the Teak, Samaan and Poui (TSP) oil fields, off the south east coast of Trinidad to Perenco and Neal & Massy Energy. The sale is conditional on whether Repsol YPF, which is a shareholder in bpTT, exercises its pre-emption right to purchase the TSP assets.

BPTT will retain deep exploration and production rights across the TSP acreage.

Repsol has 30 days to exercise its pre-emption right. The Government of Trinidad and Tobago has 60 days to exercise its option to purchase up to 15 per cent equity holding in the TSP assets.

The consideration payable at completion will be US$229 million.

Perenco, who will become the operator, is an experienced independent operator with a track record of investing in and extending the life of mature hydrocarbon assets. Neal & Massy Energy is the energy business unit of Neal & Massy Holdings Limited, a publicly traded conglomerate on Trinidad and Barbados stock exchanges with more than 80 years of experience in operating companies in Trinidad and Tobago and throughout the Caribbean.

The TSP fields currently produce approximately 20,500 barrels of oil equivalent per day (five per cent of bpTT's current production of oil and gas). The assets comprise bpTT's three longest-producing fields, the associated offshore infrastructure - 14 platforms - and exploration and production licences. The bpTT-owned Galeota terminal is not part of this sale; the new owners of TSP will pay bpTT a fee for processing and handling of TSP liquids. BPTT announced its intention to sell the TSP assets on March 11, 2005.

BPTT Chairman and CEO, Robert Riley said: "I am very pleased for bpTT and the potential buyers. I need to give the highest praise to the members of the TSP team for their professionalism in maintaining their focus on safely operating the fields during the transition period."

Subject to Repsol's pre-emption and regulatory and other approvals, bpTT expects to complete the transaction in September.

Notes to editors:

   - The TSP fields were discovered between 1968 and 1972 and were producing by 1974. Peak production of 144,000 barrels a day occurred in 1977. To the end of 2004, some 834 million barrels of oil have been produced from the fields.
   - bpTT is the operator of the TSP fields and acreage.
   - bpTT is owned 70 per cent by the BP group and 30 per cent by the Repsol YPF group.




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 17 June 2005                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary